1775 Sherman Street Suite 3000 Denver, Colorado 80203 Phone: (303) 860-5800 www.pdce.com

November 13, 2019

Via EDGAR and Federal Express

Ms. Jeannette Wong

Staff Accountant

Division of Corporation Finance

Office of Natural Resources

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             PDC Energy, Inc. (the “Company”)

Registration Statement on Form S-4

Filed September 25, 2019

File No. 333-233933

Dear Ms. Wong:

This letter is in regard to a request made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on October 31, 2019 to a representative of the Company regarding the above-referenced Registration Statement on Form S-4 (File No. 333-233933), filed on September 25, 2019 (the “Registration Statement”) and amended on October 23, 2019 (“S-4 Amendment No. 1”).

This letter and Amendment No. 2 to the Registration Statement (“S-4 Amendment No. 2”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six courtesy copies of S-4 Amendment No. 2 marked to indicate changes to the Registration Statement since S-4 Amendment No. 1.

As requested by the Staff, S-4 Amendment No. 2 contains updated unaudited pro forma condensed combined consolidated financial statements.

We have endeavored to provide you with everything requested.  Should you find that we have omitted information or should you have additional questions or comments, please contact the undersigned at (303) 860-5800.

Sincerely,

PDC Energy, Inc.

/s/ Nicole L. Martinet

Nicole L. Martinet
General Counsel, SVP and Corporate Secretary

cc:                                John A. Elofson, Davis Graham & Stubbs LLP

Samuel J. Seiberling, Davis Graham & Stubbs LLP

Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP

Cathleen M. Osborn, SRC Energy Inc.

Igor Kirman, Wachtell, Lipton, Rosen & Katz

Elina Tetelbaum, Wachtell, Lipton, Rosen & Katz